ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update: Routine Announcements from
15 April to 4 June 2009

DATE	DETAILS
4 June 2009	Notification of Major Interest in NG. Ordinary Shares- Crescent Holding GmbH

1 June 2009	Voting Rights and Capital (end-month update)

1 June 2009	Directors Interests- Bob Catell- Deferred Share Plan Release

27 May 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

21 May 2009	Directors Interests- Bob Catell Share purchase

20 May 2009	Final Terms for issue of £14m- 6.125 per cent. debt Instruments due 2014

15 May 2009	Directors Interests- J Allan Share purchase

14 May 2009	Directors Interests- P Aiken Share purchase

12 May 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

7 May 2009	Directors Interests-Share Incentive Plan-monthly update

1 May 2009	Voting Rights and Capital (end-month update)

28 April 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

16 April 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

Note: During the period, three separate ‘same day’ Forms 6-k were sent:

•	29 May 2009: ‘National Grid seeks leave to appeal Competition Appeal Tribunal (CAT) Judgment on Gas Metering Contracts’.

• 14 May 2009: ‘National Grid plc — Results for the year ended 31 March 2009’.

•	29 April 2009: ‘Competition Appeal Tribunal judgment on Gas Metering Contracts’.